Filed by Cooper Industries plc

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject Company: Cooper Industries plc; Eaton Corporation

Filer’s SEC File No.: 1-31330

Date: September 25, 2012

In an order dated September 12, 2012, the High Court of Ireland directed that the special court-ordered meeting of Cooper Industries plc be advertised in the Irish Times, the Wall Street Journal (European and U.S. editions) and Irish Oifigúil.  The below version of the advertisement was placed in the Wall Street Journal (European and U.S. editions) in accordance with that order.

ADVERTISEMENT OF COURT MEETING

2012 No. 497 COS

THE HIGH COURT

IN THE MATTER OF COOPER INDUSTRIES PLC

AND IN THE MATTER OF THE COMPANIES ACTS 1963 TO 2012

SCHEME OF ARRANGEMENT

(UNDER SECTION 201 OF THE COMPANIES ACT 1963)

NOTICE is hereby given that by an Order dated 12 September 2012 made in the above matters, the High Court of Ireland has directed a meeting (the “Meeting”) to be convened of the holders of the Scheme Shares (as defined in the proposed scheme of arrangement referred to below) for the purpose of considering and, if thought fit, approving (with or without modification) a scheme of arrangement pursuant to Section 201 of the Companies Act 1963 proposed to be made between Cooper Industries plc (the “Company”) and the holders of the Scheme Shares (the “Scheme”) and that the Meeting will be held in the 54th Floor conference room, Chase Tower, 600 Travis, Houston, Texas 77002, USA at 11.00 a.m. (local time) on Friday, 26 October 2012 at which place and time all holders of the said shares as of 11.59 p.m. (Eastern Time in the United States) on 13 September 2012 (the “Voting Record Time”) are invited to attend. In addition to the approval to be sought at the Meeting, the Scheme will require the passing of certain resolutions at a separate Extraordinary General Meeting of the Company convened at the same location for 26 October 2012, to be held at 11.10 a.m. (local time) or, if later, as soon thereafter as the Meeting shall have been concluded or adjourned and at which place and time all shareholders of record as of the Voting Record Time are invited to attend.

Copies of the Scheme, the explanatory statement prepared in relation to the Scheme pursuant to Section 202 of the Companies Act 1963 and the joint proxy statement (which contains the Scheme and said explanatory statement) in relation to the Scheme can be obtained from the registered office of the Company at Unit F10, Maynooth Business Campus, Maynooth, Ireland and the Company’s offices at Chase Tower, 600 Travis, Houston, Texas 77002, USA.

In the Order of 12 September 2012, the High Court of Ireland also granted the Company liberty to apply to the Court on 2 November 2012 for directions in relation to directions for the hearing of the petition seeking the approval of the Court of the Scheme and the proposed reduction of capital (which is a necessary step in the implementation of the Scheme).

Dated: 25 September 2012

Signed: Arthur Cox

Solicitors for the Company,

Earlsfort Centre, Earlsfort Terrace

Dublin 2, Ireland

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the acquisition or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Additional Information Has Been and Will be Filed with the SEC

A registration statement on Form S-4 has been filed with the SEC, which includes the Joint Proxy Statement of Eaton and Cooper that also constitutes a Prospectus of Eaton Corporation plc(1). The registration statement was declared effective on September 7, 2012. Eaton and Cooper have commenced sending to their respective shareholders (and to Cooper equity award holders for information only) the definitive Joint Proxy Statement/Prospectus (including the Scheme) in connection with the transaction. Investors and shareholders are urged to read the definitive Joint Proxy Statement/Prospectus (including the Scheme) and other relevant documents filed or to be filed with the SEC carefully because they contain or will contain important information about Eaton, Cooper, Eaton Corporation plc, the transaction and related matters. Investors and security holders may obtain free copies of the definitive Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed with the SEC by Eaton Corporation plc, Eaton and Cooper through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders may obtain free copies of the definitive Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Eaton and Eaton Corporation plc with the SEC by contacting Eaton Investor Relations at Eaton Corporation, 1111 Superior Avenue, Cleveland, Ohio 44114 or by calling (888) 328-6647, and may obtain free copies of the definitive Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Cooper by contacting Cooper Investor Relations at c/o Cooper US, Inc., P.O. Box 4466, Houston, Texas 77210 or by calling (713) 209-8400.

(1)	Currently named Eaton Corporation Limited but expected to be re-registered as Eaton Corporation plc prior to the consummation of the transaction.

Participants in the Solicitation

Cooper, Eaton and Eaton Corporation plc and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the respective shareholders of Cooper and Eaton in respect of the transaction contemplated by the Joint Proxy Statement/Prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Cooper and Eaton in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the definitive Joint Proxy Statement/Prospectus filed with the SEC. Information regarding Cooper’s directors and executive officers is contained in Cooper’s Annual Report on Form 10-K for the year ended December 31, 2011 and its Proxy Statement on Schedule 14A, dated March 13, 2012, which are filed with the SEC. Information regarding Eaton’s directors and executive officers is contained in Eaton’s Annual Report on Form 10-K for the year ended December 31, 2011 and its Proxy Statement on Schedule 14A, dated March 16, 2012, which are filed with the SEC.

Forward-Looking Statements

This communication may contain forward-looking statements concerning the transaction, our long-term credit rating and our revenues and operating earnings. These statements or disclosures may discuss goals, intentions and expectations as to future trends, plans, events, results of operations or financial condition, or state other information relating to Cooper, based on current beliefs of management as well as assumptions made by, and information currently available to, management. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “may,” “possible,” “potential,” “predict,” “project” or other similar words, phrases or expressions. These statements should be used with caution. They are subject to various risks and uncertainties, many of which are outside of our control. Factors that could cause actual results to differ materially from those in the forward-looking statements include adverse regulatory decisions; failure to satisfy other closing conditions with respect to the Transaction; the risks that the new businesses will not be integrated successfully or that we will not realize estimated cost savings and synergies; unanticipated changes in the markets for our business segments; unanticipated downturns in business relationships with customers or their purchases from Cooper; competitive pressures on our sales and pricing; increases in the cost of material, energy and other production costs, or unexpected costs that cannot be recouped in product pricing; the introduction of competing technologies; unexpected technical or marketing difficulties; unexpected claims, charges, litigation or dispute resolutions; new laws and governmental regulations, including changes in tax laws, tax treaties or tax regulations. We do not assume any obligation to update these forward-looking statements.

Statement Required by the Takeover Rules

The directors of Cooper accept responsibility for the information contained in this communication. To the best of the knowledge and belief of the directors of Cooper (who have taken all reasonable care to ensure that such is the case), the information contained in this communication is in accordance with the facts and does not omit anything likely to affect the import of such information.

Persons interested in 1 percent or more of any relevant securities in Eaton or Cooper may from the date of this communication have disclosure obligations under rule 8.3 of the Irish Takeover Panel Act, 1997, Takeover Rules 2007 (as amended).

In an order dated September 12, 2012, the High Court of Ireland directed that the special court-ordered meeting of Cooper Industries plc be advertised in the Irish Times, the Wall Street Journal (European and U.S. editions) and Irish Oifigúil.  The below version of the advertisement was placed in the Irish Times and Irish Oifigúil in accordance with that order.

ADVERTISEMENT OF COURT MEETING

2012 No. 497 COS

THE HIGH COURT

IN THE MATTER OF COOPER INDUSTRIES PLC

AND IN THE MATTER OF THE COMPANIES ACTS 1963 TO 2012

SCHEME OF ARRANGEMENT

(UNDER SECTION 201 OF THE COMPANIES ACT 1963)

NOTICE is hereby given that by an Order dated 12 September 2012 made in the above matters, the High Court has directed a meeting (the “Meeting”) to be convened of the holders of the Scheme Shares (as defined in the proposed scheme of arrangement referred to below) for the purpose of considering and, if thought fit, approving (with or without modification) a scheme of arrangement pursuant to Section 201 of the Companies Act 1963 proposed to be made between Cooper Industries plc (the “Company”) and the holders of the Scheme Shares (the “Scheme”) and that the Meeting will be held in the 54th Floor conference room, Chase Tower, 600 Travis, Houston, Texas 77002, USA at 11.00 a.m. (local time) on Friday, 26 October 2012 at which place and time all holders of the said shares as of 11.59 p.m. (Eastern Time in the United States) on 13 September 2012 (the “Voting Record Time”) are invited to attend. In addition to the approval to be sought at the Meeting, the Scheme will require the passing of certain resolutions at a separate Extraordinary General Meeting of the Company convened at the same location for 26 October 2012, to be held at 11.10 a.m. (local time) or, if later, as soon thereafter as the Meeting shall have been concluded or adjourned and at which place and time all shareholders of record as of the Voting Record Time are invited to attend.

Copies of the Scheme, the explanatory statement prepared in relation to the Scheme pursuant to Section 202 of the Companies Act 1963 and the joint proxy statement (which contains the Scheme and said explanatory statement) in relation to the Scheme can be obtained from the registered office of the Company at Unit F10, Maynooth Business Campus, Maynooth, Ireland and the Company’s offices at Chase Tower, 600 Travis, Houston, Texas 77002, USA.

In the Order of 12 September 2012, the High Court also granted the Company liberty to apply to the Court on 2 November 2012 for directions in relation to directions for the hearing of the petition seeking the approval of the Court of the Scheme and the proposed reduction of capital (which is a necessary step in the implementation of the Scheme).

Dated: 25 September 2012

Signed: Arthur Cox

Solicitors for the Company,

Earlsfort Centre, Earlsfort Terrace

Dublin 2, Ireland

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the acquisition or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Additional Information Has Been and Will be Filed with the SEC

A registration statement on Form S-4 has been filed with the SEC, which includes the Joint Proxy Statement of Eaton and Cooper that also constitutes a Prospectus of Eaton Corporation plc(1). The registration statement was declared effective on September 7, 2012. Eaton and Cooper have commenced sending to their respective shareholders (and to Cooper equity award holders for information only) the definitive Joint Proxy Statement/Prospectus (including the Scheme) in connection with the transaction. Investors and shareholders are urged to read the definitive Joint Proxy Statement/Prospectus (including the Scheme) and other relevant documents filed or to be filed with the SEC carefully because they contain or will contain important information about Eaton, Cooper, Eaton Corporation plc, the transaction and related matters. Investors and security holders may obtain free copies of the definitive Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed with the SEC by Eaton Corporation plc, Eaton and Cooper through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders may obtain free copies of the definitive Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Eaton and Eaton Corporation plc with the SEC by contacting Eaton Investor Relations at Eaton Corporation, 1111 Superior Avenue, Cleveland, Ohio 44114 or by calling (888) 328-6647, and may obtain free copies of the definitive Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Cooper by contacting Cooper Investor Relations at c/o Cooper US, Inc., P.O. Box 4466, Houston, Texas 77210 or by calling (713) 209-8400.

(1)	Currently named Eaton Corporation Limited but expected to be re-registered as Eaton Corporation plc prior to the consummation of the transaction.

Participants in the Solicitation

Cooper, Eaton and Eaton Corporation plc and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the respective shareholders of Cooper and Eaton in respect of the transaction contemplated by the Joint Proxy Statement/Prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Cooper and Eaton in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the definitive Joint Proxy Statement/Prospectus filed with the SEC. Information regarding Cooper’s directors and executive officers is contained in Cooper’s Annual Report on Form 10-K for the year ended December 31, 2011 and its Proxy Statement on Schedule 14A, dated March 13, 2012, which are filed with the SEC. Information regarding Eaton’s directors and executive officers is contained in Eaton’s Annual Report on Form 10-K for the year ended December 31, 2011 and its Proxy Statement on Schedule 14A, dated March 16, 2012, which are filed with the SEC.

Forward-Looking Statements

This communication may contain forward-looking statements concerning the transaction, our long-term credit rating and our revenues and operating earnings. These statements or disclosures may discuss goals, intentions and expectations as to future trends, plans, events, results of operations or financial condition, or state other information relating to Cooper, based on current beliefs of management as well as assumptions made by, and information currently available to, management. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “may,” “possible,” “potential,” “predict,” “project” or other similar words, phrases or expressions. These statements should be used with caution. They are subject to various risks and uncertainties, many of which are outside of our control. Factors that could cause actual results to differ materially from those in the forward-looking statements include adverse regulatory decisions; failure to satisfy other closing conditions with respect to the Transaction; the risks that the new businesses will not be integrated successfully or that we will not realize estimated cost savings and synergies; unanticipated changes in the markets for our business segments; unanticipated downturns in business relationships with customers or their purchases from Cooper; competitive pressures on our sales and pricing; increases in the cost of material, energy and other production costs, or unexpected costs that cannot be recouped in product pricing; the introduction of competing technologies; unexpected technical or marketing difficulties; unexpected claims, charges, litigation or dispute resolutions; new laws and governmental regulations, including changes in tax laws, tax treaties or tax regulations. We do not assume any obligation to update these forward-looking statements.

Statement Required by the Takeover Rules

The directors of Cooper accept responsibility for the information contained in this communication. To the best of the knowledge and belief of the directors of Cooper (who have taken all reasonable care to ensure that such is the case), the information contained in this communication is in accordance with the facts and does not omit anything likely to affect the import of such information.

Persons interested in 1 percent or more of any relevant securities in Eaton or Cooper may from the date of this communication have disclosure obligations under rule 8.3 of the Irish Takeover Panel Act, 1997, Takeover Rules 2007 (as amended).